SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

MathStar, Inc.

(Name of Subject Company [Issuer])

Tiberius Capital II, LLC

Tiberius Management, Inc.

Hyperion Capital, L.P.

Hyperion Capital Management, LLC

Fife Trading, Inc.

John M. Fife

(Names of Filing Persons—Offeror)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

576801302

(CUSIP Number of Class of Securities)

Eric M. Fogel, Esq.

Schuyler, Roche & Crisham, P.C.

130 East Randolph Street, Suite 3800

Chicago, Illinois 60601

(312) 565-2400

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$11,410,513	$637***

*	Estimated solely for purposes of calculating the filing fee only. Based upon information set forth in the issuer’s most recent proxy statement and quarterly and annual reports filed with the Commission, including the Schedule 14A filed June 4, 2009, the Form 10-Q filed May 15, 2009, and the Form 10-K filed March 31, 2009. Based on the aggregate value of the cash, securities, or other property offered by the bidder for all of the 9,181,497 outstanding shares of common stock, $0.01 par value per share, of the issuer (the “Shares”), less the 53,087 Shares owned by such bidder and the affiliates of such bidder, at a purchase price of $1.25 net per Share (without interest and subject to applicable withholding taxes).
**	Determined pursuant to Rule 0-11 under the Exchange Act by multiplying the estimated transaction value by 0.00005580.
***	Includes $586 that was previously paid in connection with the filing persons’ Schedule TO filed on June 1, 2009, and Amendment No. 2 thereto filed on July 1, 2009.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$586
Form or Registration No.:	Schedule TO-T and Amendment No. 2 thereto
Filing Party:	Tiberius Capital II, LLC
Date Filed:	June 1, 2009, and July 1, 2009, respectively

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☑	Third party tender offer subject to Rule 14d-l .

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (this “Amendment”) is filed by Tiberius Capital II, LLC, an Illinois limited liability company (“Purchaser”), Tiberius Management, Inc., an Illinois corporation, Hyperion Capital, L.P., an Illinois limited partnership, Hyperion Capital Management, LLC, an Illinois limited liability company, Fife Trading, Inc., an Illinois corporation, and John M. Fife. This Amendment amends and supplements the Tender Offer Statement on Schedule TO and the exhibits thereto originally filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2009, as previously amended and supplemented by Amendment No. 1 thereto filed with the SEC on June 22, 2009, and Amendment No. 2 thereto filed with the SEC on July 1, 2009 (as previously amended and supplemented, the “Schedule TO”). The Schedule TO relates to the third-party tender offer by Purchaser to purchase all of the 9,181,497 outstanding shares of common stock, $0.01 par value per share (“Shares”), of MathStar, Inc., a Delaware corporation (the “Company), at a net price per Share equal to $1.25 in cash (without interest and subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 1, 2009, attached as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”), and in the related Letter of Transmittal attached as Exhibit (a)(1)(B) to the Schedule TO (the “Letter of Transmittal” and together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”).

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Offer to Purchase or the Schedule TO, as applicable.

All information set forth in the Offer to Purchase is incorporated by reference to Items 1 through 11 in the Schedule TO, except those items as to which information is specifically provided herein.

Items 1 through 10.

The purchase price that Purchaser is offering to pay for the Shares tendered in the Offer has been increased from $1.15 to $1.25 net per Share in cash (without interest and subject to applicable withholding taxes). All references in the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery attached as Exhibit (a)(1)(C) to the Schedule TO, the Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees attached as Exhibit (a)(1)(D) to the Schedule TO (the “Letter to Brokers”), and the Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees attached as Exhibit (a)(1)(E) to the Schedule TO (the “Letter to Clients”) to the purchase price that Purchaser is offering to pay for the Shares tendered in the Offer as $1.15 net per Share in cash (without interest and subject to applicable withholding taxes) are hereby amended and restated to refer to the purchase price that Purchaser is offering to pay for the Shares tendered in the Offer as $1.25 net per Share in cash (without interest and subject to applicable withholding taxes).

The “Minimum Tender Condition” of the Offer has been reduced from a majority of the then outstanding Shares to 3,000,000 Shares. All references in the Offer to Purchase, the Letter to Brokers, and the Letter to Clients to the “Minimum Tender Condition” as a majority of the then outstanding Shares are hereby amended and restated to refer to 3,000,000 Shares.

The Expiration Date of the Offer has been extended from 11:59 P.M., New York City time, on July 15, 2009, to 11:59 P.M., New York City time, on July 20, 2009. All references in the Offer to Purchase, the Letter of Transmittal, the Letter to Brokers, and the Letter to Clients to the Expiration Date as 11:59 P.M., New York City time, on July 15, 2009, are hereby amended and restated to refer to the Expiration Date at 11:59 P.M., New York City time, on July 20, 2009.

The Offer to Purchase (and, where indicated parenthetically, the Letter to Brokers and the Letter to Clients) is hereby amended by:

Cover Page

Replacing clause (i) of the first sentence of the second paragraph of the cover page of the Offer to Purchase (and clause (i) of the first sentence of the third paragraph of the Letter to Brokers, and clause (i) of the first sentence of the fourth bullet-pointed paragraph of the Letter to Clients) with the following:

(i) there having been validly tendered and not withdrawn prior to the expiration of the Offer at least 3,000,000 outstanding shares of common stock, $0.01 par value per share (“Shares”) of MathStar, Inc.

Summary Term Sheet

Replacing second sentence of the paragraph under the heading “Will we have the financial resources necessary to pay for the securities?” on page 4 of the Offer to Purchase with the following:

Based upon MathStar’s filings with the Securities and Exchange Commission (the “Commission”), we estimate that funds in the amount of approximately $11.4 million will be necessary to purchase such securities.

Replacing the paragraph under the heading “How many Shares do we own, and how many Shares must be tendered to meet the Minimum Tender Condition (as defined below)?” on page 5 of the Offer to Purchase (as amended) with the following:

We own 53,087 Shares. At least 3,000,000 Shares must be tendered and not withdrawn in order to meet the Minimum Tender Condition (as defined below). See “Introduction.”

Replacing clause (i) of the first sentence of the paragraph under the heading “What are the most significant conditions of the Offer?” on page 5 of the Offer to Purchase with the following:

(i) there having been validly tendered and not withdrawn prior to the expiration of the Offer at least 3,000,000 outstanding Shares.

Replacing the first sentence of the paragraph under the heading “What time can you withdraw previously tendered Shares?” on page 7 of the Offer to Purchase with the following:

You may withdraw previously tendered Shares at any time prior to the expiration of the Offer, and, unless we have accepted the Shares pursuant to the Offer, you may also withdraw any tendered Shares at any time after July 20, 2009.

Section 4—“Withdrawal Rights”

Replacing the second sentence of the first paragraph of Section 4—“Withdrawal Rights” on page 19 of the Offer to Purchase with the following:

Shares tendered may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 20, 2009.

Section 9—“Sources and Amount of Funds”

Replacing the second sentence of the first paragraph of Section 9—“Sources and Amount of Funds” on page 23 of the Offer to Purchase with the following:

Based upon MathStar’s filings with the Commission, Purchaser estimates that funds in the amount of approximately $11.4 million will be necessary to purchase such Shares.

Item 11. Additional Information.

On July 6, 2009, Purchaser issued a press release announcing that it had: (a) increased the purchase price in the Offer from $1.15 to $1.25 net per Share in cash (without interest and subject to applicable withholding taxes); (b) reduced the “Minimum Tender Condition” of the Offer from a majority of the then outstanding Shares to 3,000,000 Shares; and (c) extended the Expiration Date of the Offer from 11:59 p.m., New York City time, on July 15, 2009, to 11:59 p.m., New York City time, on July 20, 2009. The press release issued by Purchaser is attached hereto as Exhibit (a)(5)(E).

Item 12. Exhibits.

Item 12 of Schedule TO is hereby amended and supplemented to include the following: “(a)(5)(E) Press Release dated July 6, 2009.”

Exhibit	Description

(a)(1)(A)	Offer to Purchase dated June 1, 2009*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(5)(A)	Press Release dated June 1, 2009*

(a)(5)(B)	Letter from Tiberius Capital II, LLC to MathStar, Inc. dated June 1, 2009*

(a)(5)(C)	Press Release dated June 22, 2009*

(a)(5)(D)	Press Release dated July 1, 2009*

(a)(5)(E)	Press Release dated July 6, 2009

(b)	Not Applicable

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(f)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed.

Item 13. Information Required by Schedule 13E-3.

Not Applicable

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2009

TIBERIUS CAPITAL II, LLC By: Tiberius Management, Inc., its manager

By:	/s/ Robert T. Sullivan
Name: Robert T. Sullivan
Title: Authorized Signatory

TIBERIUS MANAGEMENT, INC.

By:	/s/ Robert T. Sullivan
Name: Robert T. Sullivan
Title: Authorized Signatory

HYPERION CAPITAL, L.P. By: Hyperion Capital Management, LLC, its general partner By: Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name: John M. Fife
Title: Authorized Signatory

HYPERION CAPITAL MANAGEMENT, LLC By: Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name: John M. Fife
Title: Authorized Signatory

FIFE TRADING, INC.

By:	/s/ John M. Fife
Name: John M. Fife
Title: Authorized Signatory

JOHN M. FIFE

/s/ John M. Fife

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)	Offer to Purchase dated June 1, 2009*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(5)(A)	Press Release dated June 1, 2009*

(a)(5)(B)	Letter from Tiberius Capital II, LLC to MathStar, Inc. dated June 1, 2009*

(a)(5)(C)	Press Release dated June 22, 2009*

(a)(5)(D)	Press Release dated July 1, 2009*

(a)(5)(E)	Press Release dated July 6, 2009

(b)	Not Applicable

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(f)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed.